NEWS RELEASE

Kelso Technologies Inc. (The “Company” or “Kelso”) Canada: TSX: KLS United States: NYSE MKT: KIQ	May 14, 2015

NEW OPERATIONS MANAGER

Vancouver, British Columbia and Downers Grove, Illinois, – The Company reports that in a planned management succession strategy Mr. Greg Balek has become the new Operations Manager for the Company. Mr. Balek will assume responsibility for the day-to-day management of our Bonham, Texas facilities replacing Mr. Tom Morgan. He will be responsible for materials management, quality assurance and production management.

Mr. Balek has a proven background in manufacturing and the production of rail tank cars. After a career in the army as an officer and Ranger he moved into a Quality Manager position with Michelin. Subsequently he moved into manufacturing management positions at Ford and Chrysler and then as a contract officer in the nuclear power industry.

He entered the rail industry early in 2012 as a Plant Manager for Trinity where he expanded the Longview, TX operation by re-opening a tank car configuration facility. After concluding his assignment at Longview he was recruited into UTLX as Plant Manager for their Cleveland, Texas facility. He has in-depth knowledge of M1002 and M1003 manufacturing standards that Kelso utilizes in its production processes. Greg holds a Bachelor of Arts – Political Science from University of Illinois and a Master of Arts – Business from Central Michigan University. He is currently completing his PhD in Organizational Effectiveness.

On behalf of the Company and its many stakeholders Mr. James R. Bond, President and CEO wishes to express our sincere gratitude to Mr. Morgan for his many contributions to the success of our business development. He has been with Kelso since 2009 and been instrumental in establishing our industry-leading pressure relief valve and manway production facilities. Our M1003 rated facilities in Bonham, TX feature a solid infrastructure for quality and materials management and have passed all AAR and FRA audits with no deficiencies. Mr. Morgan will continue to serve Kelso in a consulting capacity for the foreseeable future.

About Kelso Technologies

Kelso is a railway equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe handling and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials. The Company is experiencing multi-million dollar growth through increased sales of its AAR approved products that address regulatory concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the Company is experiencing multi-million dollar revenue growth based on its expanding commercial product catalogue. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; we may not be able to grow and sustain anticipated revenue streams, as regulatory requirements may change to our detriment or competitors may offer better or cheaper products. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	7773 – 118A Street
North Delta, BC, V4C 6V1
www.kelsotech.com